AMERICAN EXPLORATION CORPORATION
700 6th Avenue SW
Suite 1520
Calgary, Alberta
Canada T2P 0T8

August 29, 2013

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Norman von Holtzendorff, Attorney Advisor Ann Nguyen Parker, Branch Chief

Re:	American Exploration Corporation Preliminary Information Statement on Schedule 14C Filed August 1, 2013 File No. 000-52542

To Whom It May Concern:

On behalf of American Exploration Corporation, a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated August 19, 2013 (the “SEC Letter”) regarding the Preliminary Information Statement on Schedule 14C (the "Preliminary Information Statement").

Preliminary Information Statement on Schedule 14C

Financials, page 9

1.           Please be advised that the financial statements for Spotlight for fiscal year ended December 31, 2012 and the three-month period ended March 31, 2013 have been attached as Exhibit A.

Proposal IV - Amendment to Our Articles of Incorporation to Increase the Authorized Capital of the Corporation, page 13

2.           Please be advised that the Preliminary Information Statement has been revised to reflect that there are no current definitive or executed agreements in place regarding future issuances of shares of common stock.

Securities and Exchange Commission
Page Two
August 29, 2013

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

American Exploration Corporation .

By:	/s/ Steve Harding
President